Via EDGAR

May 14, 2012

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance - Mail Stop 4720

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Novelos Therapeutics, Inc. Registration Statement on Form S-1 Filed on April 9, 2012 File Number 333-180631

Dear Mr. Riedler:

This letter constitutes supplemental correspondence on behalf of Novelos Therapeutics, Inc., a Delaware corporation (the “Company”), related to the above-referenced filing (the “Registration Statement”), and filed together herewith the Company’s Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Amendment No. 1 is intended to be responsive to the comments of the Staff on the Registration Statement, contained in your letter of April 20, 2012 (the “Comment Letter”) and, in addition, (i) includes in the Registration Statement the unaudited financial information of the Company for the quarter ended March 31, 2012, which information was contained in the Company’s Form 10-Q filed with the SEC on May 4, 2012, (ii) updates the disclosure to reflect business developments since the filing of the Registration Statement, (iii) identifies a maximum number of shares and warrants offered, and (iv) includes as exhibits the form of securities purchase agreement and warrant for the offering.

As a courtesy, we are separately providing by Federal Express a blackline document comparing Amendment No.1 to the Registration Statement.

Set forth below are the Company’s responses to the Comment Letter. For your convenience, we have repeated the Staff’s comment below in bold face type. Except as otherwise indicated, all statements contained herein concerning factual matters relating to the Company are based on information provided to us by the Company.

1.	Please amend your registration statement to also register the units being offered.

Although the Registration Statement refers to an offering of units, the shares of common stock and warrants offered under the Registration Statement will be separable and traded apart from each other. Therefore, the common stock and warrants constitute distinct securities for registration purposes. The Company has therfore concluded, consistent with the underwritten public offering completed in December 2011 (File No. 333-175284), that registration of units is not required.

2.	Please note that Rule 430A allows you to omit pricing related information. Accordingly, please revise your disclosure to include the number of units, shares of common stock per unit, warrants per unit and the number of shares of common stock issuable upon exercise of each warrant.

Amendment No. 1 includes disclosure that the Company is offering up to 5,000,000 units, each unit consisting of two shares of common stock and a warrant to purchase one share of common stock, for a total of up to 10,000,000 shares of common stock, warrants to purchase up to 5,000,000 shares of common stock and up to 5,000,000 shares of common stock issuable upon exercise of warrants.

The Company and its placement agent plan to conduct investor meetings during the two-week period beginning May 14th and will endeavor to resolve all outstanding regulatory comments during that time. If the Staff has no further comments, the Company will likely seek effectiveness of the Registration Statement in late May and is targeting pricing the offering in early June.

Should the Staff have any additional comments or questions, please direct such to me at (617) 832-1113 or in my absence to Matthew Eckert at (617) 832-3057.

Very truly yours,

/s/ Paul Bork

Paul Bork

cc: Mr. Harry Palmin (Novelos)